Copa Holdings Reports Net Income of US$104.4 Million for the Fourth Quarter of 2011 and US$310.4 Million for Full Year 2011

Panama City, Panama --- February 8, 2012. Copa Holdings, S.A. (NYSE: CPA), today announced financial results for the fourth quarter of 2011 (4Q11) and full year 2011. The terms “Copa Holdings" or "the Company" refers to the consolidated entity. The following financial information, unless otherwise indicated, is presented in accordance with International Financial Reporting Standards (IFRS). See the accompanying reconciliation of non-IFRS financial information to IFRS financial information included in financial tables section of this earnings release. Unless otherwise stated, all comparisons with prior periods refer to the fourth quarter of 2010 (4Q10).

OPERATING AND FINANCIAL HIGHLIGHTS

•	Copa Holdings reported net income of US$104.4 million for 4Q11 or earnings per share (EPS) of US$2.36, as compared to net income of US$94.4 million or EPS of US$2.15 in 4Q10. Excluding special items, Copa Holdings reported an adjusted net income of US$85.3 million, representing a 3.1% increase over adjusted net income of US$82.8 million in 4Q10.
•	Net income for full year 2011 reached US$310.4 million or EPS of US$6.98, compared to US$241.1 million or EPS of US$5.48 for full year 2010. Excluding special items, however, Copa Holdings would have reported an adjusted net income of US$314.1 million compared to US$248.2 for full year 2010, representing an increase of 26.5%.
•	Operating income for 4Q11 came in at US$106.1 million, representing an increase of 13.0% over operating income of US$93.9 million in 4Q10. Operating margin for 4Q11 came in at 21.0%, or 1.8p.p. below 4Q10.
•	The Company reported operating income of US$384.7 million for full year 2011, representing an increase of 32.8% over operating income of US$289.7 million in 2010. Operating margin for full year 2011 came in at 21.0%, as compared to an operating margin of 20.5% in 2010.
•	Total revenues for 4Q11 increased 22.7% to US$504.6 million. Yield per passenger mile increased 7.4% to 17.7 cents and operating revenue per available seat mile (RASM) came in at 13.9 cents, or 0.8% over 4Q10.
•	For 4Q11 consolidated passenger traffic grew 15.6%, led by international traffic growth which expanded a robust 21.0%. At the same time consolidated capacity grew 21.7%, led by a 28.3% increase in international capacity. As a result, consolidated load factor for the quarter decreased 3.9 percentage points to 74.9%. For full year 2011, consolidated load factor came in at 76.4%, down 0.5 percentage points over 2010, on 21.9% capacity growth.
•	Operating cost per available seat mile (CASM) increased 3.2%, from 10.6 cents in 4Q10 to 11.0 cents in 4Q11. CASM, excluding fuel costs, decreased 4.6% from 7.2 cents in 4Q10 to 6.9 cents in 4Q11, mostly as a result of the dilution effect of additional capacity and a longer average length of haul.
•	Cash, short term and long term investments ended 2011 at US$611.0 million, representing 33% of the last twelve months’ revenues.

•	During the fourth quarter, Copa Airlines took delivery of two Boeing 737-800s. As a result, Copa Holdings ended the year with a consolidated fleet of 73 aircraft, composed of 20 Boeing 737-700s, 27 Boeing 737-800s and 26 Embraer-190s.
•	For 2011, Copa Holdings reported on-time performance of 89.5% and a flight-completion factor of 99.6%, maintaining its position among the best in the industry.

Consolidated Financial & Operating Highlights	4Q11	Variance vs. 4Q10	Variance vs. 3Q11	FY 2011	Variance vs. 2010
Revenue Passengers Carried ('000)	1,737	2.1%	4.0%	6,672	7.6%
RPMs (mm)	2,722	15.6%	2.3%	10,198	21.2%
ASMs (mm)	3,635	21.7%	5.4%	13,352	21.9%
Load Factor	74.9%	-3.9p.p.	-2.2p.p.	76.4%	-0.5p.p.
Yield	17.7	7.4%	3.1%	17.1	7.8%
PRASM (US$ Cents)	13.3	2.0%	0.1%	13.1	7.1%
RASM (US$ Cents)	13.9	0.8%	0.4%	13.7	6.1%
CASM (US$ Cents)	11.0	3.2%	0.9%	10.8	5.3%
CASM Excl. Fuel (US$ Cents)	6.9	-4.6%	3.7%	6.7	-4.4%
Breakeven Load Factor (1)	58.9%	-0.8p.p.	0.5p.p.	59.9%	-0.6p.p.
Fuel Gallons Consumed (Millions)	47.3	17.7%	5.2%	176.5	18.8%
Avg. Price Per Fuel Gallon (US$ Dollars)	3.13	24.7%	-3.4%	3.09	30.5%
Average Length of Haul (Miles)	1,567	13.3%	-1.6%	1,528	12.6%
Average Stage Length (Miles)	1,066	12.8%	0.7%	1,017	10.7%
Departures	25,499	2.4%	3.1%	99,864	5.1%
Block Hours	68,479	15.5%	5.1%	255,638	15.5%
Average Aircraft Utilization (Hours)	10.4	0.6%	-1.6%	10.5	2.6%
Operating Revenues (US$ mm)	504.6	22.7%	5.8%	1,829.7	29.3%
Operating Income (US$ mm)	106.1	13.0%	3.8%	384.7	32.8%
Operating Margin	21.0%	-1.8p.p.	-0.4p.p.	21.0%	0.5p.p.
Net Income (US$ mm)	104.4	10.6%	48.4%	310.4	28.8%
Adjusted Net Income (US$ mm) (1)	85.3	3.1%	-5.3%	314.1	26.5%
EPS - Basic and Diluted (US$)	2.36	9.8%	48.4%	6.98	27.3%
Adjusted EPS - Basic and Diluted (US$) (1)	1.93	2.4%	-5.3%	7.06	25.1%
# of Shares - Basic and Diluted ('000)	44,315	0.7%	0.0%	44,494	1.1%

(1) Breakeven Load Factor, Adjusted Net Income and Adjusted EPS for 4Q11, 4Q10, and 3Q11 exclude non-cash charges/gains associated with the mark-to-market of fuel hedges. Additionally, for 2010 includes a US$18.9 million charge related to the devaluation of the Venezuelan currency

Note: Attached to this press release is a reconciliation of non-IFRS financial measures to the comparable IFRS measures.

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MANAGEMENT’S COMMENTS ON 4Q11 RESULTS

Copa Holdings delivered a quarter of strong financial results with fourth quarter operating income coming in at US$106.1 million and net income at US$104.4 million. Excluding a $19.1 million non-cash gain associated with the mark-to-market of fuel hedge contracts, net income reported would have been US$85.3 million, or 3.1% above 4Q10 adjusted net income.

Total revenues increased 22.7% to US$504.6 million during the quarter on capacity expansion of 21.7%. For the quarter, consolidated load factor came in at 74.9% compared to 78.8% in 4Q10 and consolidated yield came in at 17.7 cents, which represented an improvement of 7.4% and 3.1% above 4Q10 and 3Q11, respectively. As a result, RASM came in at 13.9 cents, or 0.8% higher than 4Q10. When adjusted for length of haul, RASM came in 7.3% above 4Q10.

Consolidated operating expenses for 4Q11 increased 25.6% to US$398.5 million, while consolidated operating expenses per ASM (CASM) increased 3.2% to 11.0 cents. CASM, excluding fuel costs, decreased 4.6% from 7.2 cents in 4Q10 to 6.9 cents in 4Q11, mostly as a result of the dilution effect of incremental capacity and a longer average length of haul.

Aircraft fuel expense increased 45.7% or US$46.6 million compared to 4Q10, as a result of increased capacity and higher fuel prices. The Company’s effective jet fuel price, which includes a realized fuel hedge gains of US$6.6 million in 4Q11 and US$1.2 million in 4Q10, increased from an average of US$2.51 per gallon in 4Q10 to US$3.03 per gallon in 4Q11.

For 4Q11, the Company had fuel hedges in place representing 28% of its consolidated volume. Continuing with the execution of its fuel hedge policy, the Company currently has hedged approximately 20% and 10% of its consolidated volume for 2012 and 2013, respectively.

The Company recorded non-operating income of US$10.4 million for 4Q11 compared to non-operating income of US$8.0 million for 4Q10. Non-operating income for 4Q11 included a fuel hedge mark-to-market gain of US$19.1 million, compared to a fuel hedge mark-to-market gain of US$11.6 million in 4Q10.

Copa Holdings closed the quarter with US$611.0 million in cash, short term and long term investments, representing approximately 33% of last twelve months´ revenues. Total debt at the end of 4Q11 amounted to US$1.07 billion, most of which relates to aircraft and equipment financing.

Copa Holdings’ strong fourth quarter and full year results are the product of a solid and well executed business model based on operating the best and most convenient network for intra-Latin America travel. In 2012, the Company will continue to strengthen its long-term competitive position by taking advantage of new growth opportunities and implementing initiatives to further strengthen its network and product.

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OUTLOOK FOR 2012

For 2012, our updated guidance estimates consolidated capacity in the range of 22% as a result of the full year effect of capacity added in 2011 and the introduction of ten incremental 737-800 aircraft during 2012.  Load factors are expected to come in below 2011 levels as a result of strong capacity expansion; while unit revenues (RASM) are expected to decrease approximately 4%, to 13.2 cents, mainly as a result of increased length of haul and capacity expansion.  Unit costs excluding fuel, CASM ex-fuel, are expected to come in at 6.5 cents, approximately 3% below 2011 levels. Factored into the current guidance is a 7% increase in estimated effective price per gallon of jet fuel, including the effect of current hedge contracts and into-plane costs, from US$3.05 to US3.25 per gallon. As a result, the Company is projecting an operating margin in the range of 18% to 20% for 2012.

Financial Outlook	2012 - Full Year Revised	2012 - Full Year Prior	2011 Actual
Capacity - YOY ASM Growth	+/-22%	+/-20%	21.9%
Average Load Factor	+/-74%	+/-74%	76.4%
RASM (cents)	+/-13.2	+/-12.9	13.7
CASM Ex-fuel (cents)	+/- 6.5	+/- 6.5	6.7
Operating Margin	18-20%	18-20%	21.0%

CONSOLIDATED FOURTH QUARTER RESULTS

Operating revenue

Consolidated revenue for 4Q11 totaled US$504.6 million, a 22.7% or US$93.5 million increase over operating revenue of US$411.1 million in 4Q10, due to a 24.2% or US$93.7 million increase in Copa Airlines passenger revenue.

Passenger revenue. For 4Q11, passenger revenue totaled US$481.8 million, an increase of 24.2%, from passenger revenue of US$388.1 million in 4Q10. Passenger yield increased 7.4% year over year to 17.7 cents, while load factor decreased 3.9 percentage points from 78.8% in 4Q10 to 74.9% in 4Q11.

Cargo, mail and other. Cargo, mail and other revenue totaled US$22.8 million in 4Q11, a 1.2% decline over cargo, mail and other of US$23.0 million in 4Q10.

Operating expenses

For 4Q11, consolidated operating expenses increased 25.6% to US$398.5 million, representing operating cost per available seat mile (CASM) of 11.0 cents. Operating cost per available seat mile (CASM), excluding fuel costs, decreased 4.6% from 7.2 cents in 4Q10 to 6.9 cents in 4Q11.

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An overview of the major variances on a consolidated basis follows:

Aircraft fuel. For 4Q11, aircraft fuel totaled US$148.4 million, a US$46.6 million or 45.7% increase over aircraft fuel of US$101.9 million in 4Q10. This increase was primarily a result of a 24.7% increase in the average price per gallon of jet fuel (all-in), which averaged US$3.13 in 4Q11 as compared to US$2.51 in 4Q10 and a 19.6% increase in gallons consumed resulting from increased capacity. This average price per gallon of jet fuel for 4Q11 includes a $6.6 million realized fuel hedge gain, compared to a US$1.2 million fuel hedge gain in 4Q10. Excluding the effect of fuel hedge gains for both periods, fuel prices increased 28.7%, from US$2.54 per gallon in 4Q10 to US$3.27 in 4Q11.

Salaries and benefits. For 4Q11, salaries and benefits totaled US$57.9 million, a 16.0% increase over salaries and benefits of US$49.9 million in 4Q10. This increase was mostly a result of an overall increase in operating headcount to support additional capacity.

Passenger servicing. For 4Q11, passenger servicing totaled US$45.9 million, a 26.0% increase over passenger servicing of US$36.5 million in 4Q10. This increase was mainly a result of an 18% growth in international departures and higher passenger servicing rates.

Commissions. For 4Q11, commissions totaled US$19.7 million, a 17.8% increase over commissions of US$16.8 million in 4Q10. This increase was primarily a result of a higher passenger revenue base, partly offset by a lower average commission rates.

Reservations and sales. Reservations and sales totaled US$18.5 million, a 16.5% increase over reservation and sales of US$15.9 million in 4Q10. This increase was primarily a result of a higher revenue base.

Maintenance, material and repairs. For 4Q11, maintenance, material and repairs totaled US$22.7 million, a 15.6% increase over maintenance, material and repairs of US$19.6 million in 4Q10. This increase was primarily a result of increased capacity.

Depreciation. Depreciation totaled US$19.7 million in 4Q11, a 15.6% increase over depreciation of US$17.1 million in 4Q10.

Flight operations, aircraft rentals. landing fees and other rentals. Combined, flight operations, aircraft rentals, landing fees and other rentals increased 19.3%, from US$41.1 million in 4Q10 to US$49.0 million in 4Q11, mainly as a result of more departures and additional aircraft rentals.

Other. Other expenses totaled US$16.6 million in 4Q11, a decrease of US$2.0 million.

Non-operating income (expense)

Consolidated non-operating income (expense) totaled a gain of US$10.4 million in 4Q11, compared to a gain of US$8.0 million in 4Q10.

Interest expense. Interest expense totaled US$8.8 million in 4Q11, a 15.1% increase over interest expense of US$7.7 million in 4Q10, primarily as a result of a higher outstanding debt balances from the financing of new aircraft deliveries.

Interest income. Interest income totaled US$2.2 million, a 90.6% increase from interest income of US$1.1 million in 4Q10, mainly as a result of higher average cash and investments balances.

Other, net. Other net totaled a gain of US$17.1 million in 4Q11, mainly related to an US$19.1 million non-cash gain related to the mark-to-market of fuel hedge contracts.

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About Copa Holdings

Copa Holdings is a leading Latin American provider of passenger and cargo services.  The Company, through its operating subsidiaries, provides service to 59 destinations in 27 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 73 aircraft: 47 Boeing 737NG aircraft and 26 EMBRAER-190s.

CONTACT: Copa Holdings S.A.

Investor Relations:

Ph: (507) 304-2677

www.copaair.com (IR section)

This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this release are among those disclosed in Copa Holdings’ filed disclosure documents and are, therefore, subject to change without prior notice.

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Copa Holdings, S.A.

Income Statement - IFRS

(US$ Thousands)

	Unaudited	Unaudited	%	Unaudited	%	Unaudited	Audited	%
	4Q11	4Q10	Change	3Q11	Change	2011	2010	Change
Operating Revenues
Passenger Revenue	481,794	388,056	24.2%	456,839	5.5%	1,747,579	1,338,581	30.6%
Cargo, mail and other	22,758	23,032	-1.2%	19,986	13.9%	82,145	76,225	7.8%
Total Operating Revenue	504,553	411,088	22.7%	476,825	5.8%	1,829,724	1,414,806	29.3%

Operating Expenses
Aircraft fuel	148,413	101,859	45.7%	145,780	1.8%	546,925	354,427	54.3%
Salaries and benefits	57,866	49,876	16.0%	54,194	6.8%	213,085	178,844	19.1%
Passenger servicing	45,921	36,452	26.0%	41,235	11.4%	160,521	133,717	20.0%
Commissions	19,749	16,766	17.8%	19,293	2.4%	71,846	57,677	24.6%
Reservations and sales	18,531	15,910	16.5%	18,789	-1.4%	70,870	58,813	20.5%
Maintenance, material and repairs	22,667	19,604	15.6%	15,975	41.9%	70,723	62,229	13.6%
Depreciation	19,727	17,061	15.6%	19,350	2.0%	75,459	62,962	19.8%
Flight operations	23,018	19,271	19.4%	22,049	4.4%	84,440	70,648	19.5%
Aircraft rentals	15,574	11,449	36.0%	13,273	17.3%	51,259	46,334	10.6%
Landing fees and other rentals	10,416	10,374	0.4%	11,069	-5.9%	42,066	40,320	4.3%
Other	16,613	18,614	-10.7%	13,653	21.7%	57,875	59,185	-2.2%
Total Operating Expense	398,496	317,236	25.6%	374,659	6.4%	1,445,069	1,125,156	28.4%

Operating Income	106,057	93,852	13.0%	102,165	3.8%	384,655	289,650	32.8%

Non-operating Income (Expense):
Interest expense	(8,808)	(7,655)	15.1%	(8,144)	8.1%	(32,680)	(29,981)	9.0%
Interest income	2,152	1,129	90.6%	1,795	19.9%	6,774	4,759	42.3%
Other, net	17,055	14,481	17.8%	(21,111)	-180.8%	(12,738)	(4,402)	189.3%
Total Non-Operating Income/(Expense)	10,399	7,955	30.7%	(27,460)	-137.9%	(38,644)	(29,625)	30.4%

Income before Income Taxes	116,456	101,807	14.4%	74,705	55.9%	346,012	260,025	33.1%

Provision for Income Taxes	12,073	7,427	62.6%	4,374	176.0%	35,586	18,966	87.6%

Net Income	104,383	94,380	10.6%	70,331	48.4%	310,425	241,059	28.8%

EPS - Basic and Diluted	2.36	2.15	9.8%	1.59	48.4%	6.98	5.48	27.3%
Shares - Basic and Diluted	44,314,505	43,996,177	0.7%	44,318,760	0.0%	44,493,779	43,995,671	1.1%
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Copa Holdings, S.A.

Balance Sheet - IFRS

(US$ Thousands)	December 31,	September 30,	December 31,
	2011	2011	2010
	(Unaudited)	(Unaudited)	(Audited)

Current Assets:
Cash and cash equivalents	243,801	$228,081	$207,690
Short-term investments	262,345	217,769	194,913
Total cash, cash equivalents and short-term investments	506,146	445,850	402,603

Accounts receivable, net of allowance for doubtful accounts	142,297	133,622	88,774
Accounts receivable from related parties	704	653	613
Expendable parts and supplies, net of allowance for obsolescence	42,382	46,628	45,982
Prepaid expenses	40,535	16,951	31,312
Other current assets	22,655	7,090	24,622
Total Current Assets	754,719	650,794	593,906

Long-term investments	104,834	57,332	6,224

Property and Equipment:
Owned property and equipment:
Flight equipment	2,036,983	1,988,613	1,782,070
Other equipment	67,577	66,902	59,426
	2,104,561	2,055,515	1,841,496
Less: Accumulated depreciation	(346,656)	(329,228)	(274,940)
	1,757,904	1,726,288	1,566,556
Purchase deposits for flight equipment	242,287	241,748	205,972
Total Property and Equipment	2,000,192	1,968,036	1,772,528

Other Assets:
Net pension asset	8,974	8,778	8,157
Goodwill	25,099	25,460	25,475
Intangible asset	47,047	45,717	43,465
Other assets	125,314	120,206	105,765
Total Other Assets	206,434	200,160	182,862
Total Assets	$3,066,179	$2,876,322	$2,555,520

LIABILITIES AND SHAREHOLDER'S EQUITY
Current Liabilities:
Current maturities of long-term debt	$131,276	$97,033	$100,860
Accounts payable	93,662	60,932	66,464
Accounts payable to related parties	26,670	17,471	13,418
Air traffic liability	297,137	317,031	208,735
Taxes and interest payable	70,550	57,649	49,852
Accrued expenses payable	25,074	47,177	47,614
Other current liabilities	13,646	14,535	10,934
Total Current Liabilities	658,014	611,828	497,877

Non-Current Liabilities:
Long-term debt	936,657	954,758	888,681
Post employment benefits liability	5,847	5,813	5,733
Other long-term liabilities	44,657	37,072	33,703
Deferred tax liabilities	30,188	17,931	20,016
Total Non-Current Liabilities	1,017,349	1,015,574	948,133

Total Liabilities	1,675,362	1,627,402	1,446,010

Shareholders' Equity:
Class A - 33,341,822 shares issued and outstanding	22,495	22,496	22,291
Class B - 10,938,125 shares issued and outstanding	7,466	7,466	7,466
Additional paid in capital	33,567	31,512	26,110
Retained earnings	1,325,680	1,186,163	1,051,233
Accumulated other comprehensive income (loss)	1,609	1,283	2,410
Total Shareholders' Equity	1,390,816	1,248,920	1,109,510
Total Liabilities and Shareholders' Equity	$3,066,179	$2,876,322	$2,555,520

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Copa Holdings, S.A.

NON-IFRS FINANCIAL MEASURE RECONCILIATION

This press release includes the following non IFRS financial measures: CASM Excluding Fuel, Adjusted Net Income and Adjusted EPS. This supplemental information is presented because we believe it is a useful indicator of our operating performance and is useful in comparing our performance with other companies in the airline industry. These measures should not be considered in isolation, and should be considered together with comparable IFRS measures, in particular operating income and net income. The following is a reconciliation of these non-IFRS financial measures to the comparable IFRS measures:

Reconciliation of Net Income
Excluding Special Items	4Q11	4Q10	3Q11	2011	2010

Net income as Reported	$104,383	$94,380	$70,331	$310,425	$241,059

Special Items (adjustments):
Unrealized (gain) loss on fuel hedging instruments (1)	(19,069)	(11,627)	19,845	3,634	(11,721)
Other Special Items, net (2)	—	—	—	—	18,863
Adjusted Net Income	$85,314	$82,753	$90,177	$314,059	$248,202

Shares used for Computation (in thousands)
Basic and Diluted	44,315	43,996	44,319	44,494	43,996

Adjusted earnings per share
Basic and Diluted	1.93	1.88	2.03	7.06	5.64

Reconciliation Operating Costs per ASM
Excluding Fuel and Special Items	4Q11	4Q10	3Q11	2011	2010

Operating Costs per ASM as Reported	11.0	10.6	10.9	10.8	10.3
Aircraft fuel per ASM	(4.1)	(3.4)	(4.2)	(4.1)	(3.2)
Operating Costs per ASM excluding fuel	6.9	7.2	6.6	6.7	7.0

FOOTNOTES:

(1)	Include unrealized gains resulting from the mark-to-market accounting for changes in the fair value of fuel hedging instruments.
(2)	Other Special Items, for 2010 includes a US$18.9 million charge related to the devaluation of the Venezuelan currency.

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